HEXANIKA INC



ANNUAL REPORT

419 Main St Suite

Little Rock, AR 72114

1(212) 812-2145

https://hexanika.com/

This Annual Report is dated May 2, 2022.

BUSINESS

HEXANIKA simplifies regulatory compliance by automating data and rules management for financial services which is a $181B problem in addition to $450B in fines and losses due to non-compliance.

HEXANIKA has proved to its clients that the cost of compliance can be reduced by more than 50% and at the same time with better quality and timely reporting in addition to higher quality and transparent data. Therefore, penalties and losses due to non-compliance can be avoided.

HEXANIKA has a patent-pending and proprietary data platform and compliance marketplace that serves as a one-stop-shop consolidated solution. The platform with its AI-driven algorithms can consume a desperate variety of data, build multiple compliance rules in an automated manner for different compliances, connect data to these rules automatically and submit to regulators without the need for any manual intervention.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $290,000.00

Use of proceeds: Product Development

Date: July 23, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $540,071.00

Use of proceeds: Product development/Marketing

Date: January 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Cash

Final amount sold: $827,302.00

Use of proceeds: Product development/ Hiring/Marketing

Date: January 26, 2014

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The year ended December 31, 2020, compared to the year ended December 31, 2019.

Revenue:

2020 Revenue - $ 1,395,625

2019 Revenue - $ 87,500

After the launch of the products in December 2019, Hexanika generated a revenue of approximately $1.4M. We expect this revenue figure to increase in the year 2021 because we have a pipeline of roughly $15M, from which we hope to convert approximately $3.5M in revenue.

Operating Expenses:

A decrease in operating expenses of $192,025 from the year 2019 was due to the fact that the product is now significantly developed and operations were converted to remote work.

Historical results and cash flows:

The areas that were the most capital intensive were product development and sales in the last year.

The previously generated cash was raised mostly through friends, family, and accelerator programs by granting convertible notes. Going forward, we expect cash flows to increase and flow mainly from revenue and perhaps future raises.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $31,401.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Short Term Debt- 62549
Long Term Debt- 630834

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: YOGESH PANDIT

YOGESH PANDIT's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January 31, 2014 - Present

Responsibilities: Handles the company. Paycheck $3000 per month. Yogesh owns 100% of the company's equity.

Name: Makarand Gadre

Makarand Gadre's current primary role is with CivilSoftsys. Makarand Gadre currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January 31, 2014 - Present

Responsibilities: Takes care of the technology stack and future solutions build up. Monthly paycheck $1000 for 2 hours per week.

Other business experience in the past three years:

Employer: CivilSoftsys

Title: Founder and Chief Architect

Dates of Service: January 01, 2017 - Present

Responsibilities: Taking care of the company and designing the solutions.

Other business experience in the past three years:

Employer: Placefactor LLC

Title: Founder and Partner

Dates of Service: January 01, 2012 - Present

Responsibilities: To get business and work on the solution.

Name: Arun Iyer

Arun Iyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CPO

Dates of Service: July 03, 2017 - Present

Responsibilities: Responsible for product strategy, roadmap, and design. Works closely with the Sales team in enabling Business. Development and driving customer engagement. Paycheck is $1700 a month for 4 hours of work per day. Sweat equity $2,700 per month. Sweat equity gets converted to common stock every year based on Market value

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Yogesh Pandit

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Yogesh Pandit

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan to officer

Material Terms: "The Company has loaned $207,974 and $207,974 to shareholders of the Company on an interest-free basis with no fixed maturity date. Because this is a transaction with a related party, there is no guarantee that this loan arrangement represents terms of lending that can be found between two arm's length parties."

OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 76,428 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $830,071.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: Equity financing or liquidity event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible notes or equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering an equity round in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for automating data management for compliance. Our revenues are therefore dependent upon the market of financial services customers requiring the need of being regulatory compliant.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We currently have products in the market that are generating revenue. But there could be delays or cost overruns in the development of our future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in developing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfil its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hexanika inc. was formed on 1/24/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hexanika Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SmartJoin & SmartReg are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have turned in operating profit in only 2020 after the launch of the products in 2019.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hexanika Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hexanika Inc. could harm our reputation and materially negatively impact our financial condition and business.

Change in Regulations

Though the current administration has put emphasis on regulatory compliance, it is possible, going forward, that there may be changes or reductions, which can hurt our growth.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

HEXANIKA INC

By   /s/ *Yogesh Pandit*

       Name: <u>Hexanika</u>

       Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Hexanika Inc
Provisional Balance Sheet

Period: 01/01/2021 to 12/31/2021

Assets	2,021	2,020
Current Assets		
Cash & Bank	31,405	40,450
Accounts receivable	343,119	42,707
Inventory	0	0
Prepaid expenses	2,038	0
Short-term investments	0	0
Total current assets	376,562	83,157
Fixed (Long-Term) Assets		
Loans & Advances	207,974	207,974
Property, plant, and equipment	9,818	605
(Less accumulated depreciation)		
Intangible assets	0	0
Total fixed assets	217,791	208,579
Other Assets		
Deferred income tax	0	0
Other	0	0
Total Other Assets	0	0
Total Assets	**594,354**	**291,735**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	15,927	15,897
Short-term loans	46,622	10,401
Income taxes payable	0	0
Accrued salaries and wages	0	0
Unearned revenue	0	0
Current portion of long-term debt	0	0
Total current liabilities	62,549	26,298
Long-Term Liabilities		
Long-term debt	630,834	410,337
Deferred income tax	0	0
Other	0	0
Total long-term liabilities	630,834	410,337
Owner's Equity		
Owner's investment	681,521	648,542
Retained earnings	-780,550	-793,442
Other	0	0
Total owner's equity	-99,029	-144,900
Total Liabilities and Owner's Equity	**594,354**	**291,735**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	1	1
Current Ratio (Current Assets / Current Liabilities)	6	3
Working Capital (Current Assets - Current Liabilities)	314,013	56,858
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	-6	-2
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	-7	-3

Hexanika Inc
Provisional Profit & Loss Statement
Period: 01/01/2021 to 12/31/2021

	2021	2020
Revenue		
Recurring Revenue	78,990	16,400
Non-Recurring Revenue	0	0
Reimbursement of Expenses	9,163	
Total Revenue	88,153	16,400
Direct Expenses		
Business Development Expenses	9,591	49,854
Hosting Charges	0	3,575
Product Developement Expenses	8,058	353,237
Professional Fees	17,167	215,130
Software License Expenses	0	13,721
Cost of Goods Sold	34,816	635,517
Gross Profit	53,337	(619,117)
Operating Expenses		
Bank Charges	15	23
Gas & Electric Expenses	98	74
Depreciation	242	151
Hotel & Refreshment Expenses	9,797	20,713
Insurance Expenses	1,385	3,458
Interest	1,082	1,066
Internet Expenses	0	1,837
Miscellaneous Expenses	5,259	6,953
Mobile & Telephone Expenses	2,679	1,126
Office Supplies	0	1,261
Repairs and Maintenance	0	4,072
Travelling Expenses	8,369	22,626
Utilities	11,519	1,393
Total Operating Expenses	40,445	64,751
Earnings Before Taxes	12,892	(683,869)
Taxes	0	10,000
Profit	12,892	(693,869)

CERTIFICATION

I, Yogesh Pandit, Principal Executive Officer of HEXANIKA INC, hereby certify that the financial statements of HEXANIKA INC included in this Report are true and complete in all material respects.

Yogesh Pandit

Founder & CEO